UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

WELLS FARGO MULTI-STRATEGY 100 TEI FUND I, LLC
(Name of Subject Company (Issuer))

WELLS FARGO MULTI-STRATEGY 100 TEI FUND I, LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Eileen Alden
c/o Wells Fargo Alternative Asset Management, LLC
333 Market Street, 29th Floor, MAC A0119-291
San Francisco, CA 94105
(415) 371-3059
(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:
George J. Zornada
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
(617) 261-3231

January 14, 2011

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 1, 2010 by Wells Fargo Multi-Strategy 100 TEI Fund I, LLC (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to $1,673,005.74 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and A to the Statement on November 1, 2010.

This final amendment to the Statement is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern time, on November 30, 2010.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2010.

3.
Approximately $1,344,991.05 of Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

WELLS FARGO MULTI-STRATEGY 100 TEI FUND I, LLC

By:	/s/ Eileen Alden
Name:	Eileen Alden
Title:	Treasurer

January 14, 2011

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